SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002.

PanCanadian Energy Corporation
(Translation of Registrant's Name Into English)

150 - 9th Avenue S.W.
Calgary, Alberta, Canada T2P 3H9
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F __X__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

PanCanadian energy | News Release

PanCanadian reports update on Buzzard appraisal drilling program

Calgary, April 3, 2002 – PanCanadian Energy Corporation today reported on results of two appraisal wells, 20/6-4Z and 20/6-5, which have been drilled on its Buzzard oil discovery, located in the U.K. Central North Sea.

Well 20/6-4Z, drilled using the Borgny Dolphin rig, was side-tracked northward from well 20/6-4 to a position within Block 20/1 of P928 (South) and confirmed an extension of the Buzzard accumulation into this licence. The Borgny Dolphin will now move to the next location, 20/6-G in P986, to test a potential southern extension to the Buzzard field.

As planned, well 20/6-5 successfully intersected the field's oil-water-contact and undertook injectivity tests of the Buzzard acquifer. The Stena Dee rig, which drilled well 20/6-5, has now moved to location 20/1-C in licence P928S, 3.7 kilometres north-northwest of well 20/6-5, to test a potential further northern extension of the field. Results from these wells are expected in May.

Interest owners in license P986 are PanCanadian (Operator) 45.01-percent interest, Intrepid Energy North Sea Ltd. (30.00 percent); BG Group (19.99 percent); and Edinburgh Oil & Gas PLC (5.00 percent).

Interest holders in license P928 (South) are PanCanadian (Operator) 35.29 percent, Intrepid Energy North Sea Ltd. (29.41 percent), BG Group (29.41 percent); and Edinburgh Oil & Gas PLC (5.88 percent).

PanCanadian is a premier North American energy company active in the exploration, development, production and marketing of natural gas, crude oil and natural gas liquids. The Company's core areas are the Western Basin including land in Western Canada and the United States, the East Coast of Canada, the Gulf of Mexico and the United Kingdom. These areas are complemented by focused international exploration programs.

On January 27, 2002, PanCanadian and Alberta Energy Company announced that their Boards of Directors had unanimously agreed to merge the two companies. The combined organization will be a Canadian-headquartered, world-class independent oil and gas company with an anticipated enterprise value of more than C$27 billion. Upon completion of the transaction, expected in early April, the combined organization will operate under the name EnCana Corporation. The proposed merger is subject to shareholder, Court of Queen's Bench of Alberta and regulatory approvals.

ADVISORY *- In the interest of providing PanCanadian shareholders and potential investors with information regarding PanCanadian, including management's assessment of its future costs and revenues, certain statements contained in this document are "forward-looking statements", within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, and represent PanCanadian's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof, PanCanadian's future economic performance, and the impact of commodity prices on PanCanadian's net income. The projections, estimates and beliefs contained in these forward-looking statements necessarily involve known and unknown risks and uncertainties which may cause PanCanadian's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in PanCanadian's marketing operations; imprecision of reserves estimates; PanCanadian's ability to replace and expand oil and gas reserves; PanCanadian's ability to generate sufficient cash flow from operations to meet its current and future obligations; PanCanadian's ability to access external sources of debt and equity capital; the anticipated impact or sensitivities to variations in commodity prices; and such other risks or uncertainties described from time to time in PanCanadian's reports and filings with the Canadian securities authorities and the U.S. Securities and Exchange Commission. Accordingly, shareholders and potential investors are cautioned that events or circumstances could cause actual results to differ materially from those predicted.*

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PanCanadian Energy Corporation
Gerry Macey
Executive Vice-President Exploration

Shares listed
Toronto Stock Exchange:
PCE
New York Stock Exchange:
PCX

For further information:
Investment community:
Sheila McIntosh
403-290-2194
Audra Hyde
403-290-3244
Investor_Relations@pcenergy.com

Media:
Scott Ranson, Calgary
403-290-2710

Alan Booth, London
011-44-189-527-4800

Web site: www.pancanadianenergy.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PanCanadian Energy Corporation
(Registrant)

Date: April 3, 2002

By: [signature]
Name: LAURIE J. SCHULLER
Title: General Counsel and Corporate Secretary